SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the months of December 2000 through May, 2001
                  -------------------------------


                      BONSO ELECTRONICS INTERNATIONAL INC.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)



                Unit 1106-1110, 11F.,Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
 -------------------------------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

        Form 20-F   X                              Form 40-F
                  -----                                       -----


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                 Yes                                   No    X
                     -----                                 -----

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              BONSO ELECTRONICS INTERNATIONAL
                                                     (Registrant)



Date: June 13, 2001           By: /s/  Henry F. Schlueter
      -------------                    -------------------------------
                                       Henry F. Schlueter, Assistant Secretary

Dear Shareholders:

Revenues and earning are improving at a dramatic rate over last year, and we expect this trend to continue through the remainder of the year.

For the six months ended September 30, 2000, net income rose to $2,011,000, or $0.36 per share, compared to $622,000, or $0.17 per share, in the same period last year, while revenues reached $15,602,000 against the $7,855,000 recorded in the first half of fiscal 2000.

The demand for electronic manufacturing services (EMS) appears to be meeting industry expectations for a 20 to 25 percent growth rate in calendar 2000. Seven large companies account for 90percent of EMS sales, due primarily to a business model that enables customers to outsource virtually all of the manufacturing process - from prototype engineering to direct stock of distribution centers. Bonso Electronics has adopted a similar model on behalf of medium to large sized customers. By maintaining a performance level well above the industry growth rate, Bonso has excellent opportunity to emerge as an EMS leader within our current selected niche markets of sensor based products and wireless devices.

Revenues and earnings in the second quarter were favorable impacted by shipments of telecommunications and electronic scale products, as well as benefits from on-going cost reduction programs in the factory. Net income was up 250% in the three months ended September 30, 2000, and revenues were up 83percent, compared to the fiscal 2000 period, despite a temporary interruption of consumer two-way radio shipments. We have resolved contract issues relating to this product and in October were back to the monthly production schedules achieved in the first quarter of this year.

Bonso management is appreciative of shareholder correspondence and telephone calls received over the past few months and we are making efforts to improve communications with shareholders. Most comments show a concern for the market price of common shares, and we are the first to agree that they are undervalued. Management representatives are proactively seizing opportunities to meet with investor groups from which there is a growing recognition of Bonso's position in a growth industry that is already favorably reviewed by Wall Street analysts.

Our customer list, product line and ability to attract new business through state-of-the-art production facilities and low labor rates are all factors that make Bonso increasingly comparable to companies with much higher price/earnings ratios. That challenge to Bonso management is to sustain a consistency of revenue and earnings growth. We thank you for your patience and support as we strive to meet this goal.

Best regards,
Bonso Electronics International, Inc.


Anthony So
Chairman, President and Chief Executive Officer

BONSO ELECTRONICS INTERNATIONAL INC.
ANNOUNCES CASH DIVIDEND

HONG KONG .... January 5, 2001. Bonso Electronics International Inc. ("Bonso")
(NASDAQ: BNSO) announced today a 10-cent cash dividend for each share of common stock. The dividend will be paid in February 2001 to shareholders of record at the close of business on January 31, 2001.

Based upon a review of the company's preliminary financial statements, the board of directors believes Bonso will show a substantial profit for the fiscal year ended March 31, 2001. Anthony So, president of Bonso, stated that Bonso's interim net income through September 30, 2000, increased by 223% with net sales up 99%. Mr. So believes a cash dividend will best benefit the Company's shareholders.

Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunication products, electronic scales and weighing instruments, and health care products. Bonso products are manufactured in the Peoples' Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.

CONTACT: For Bonso Electronics International Inc. - George O'Leary at (949) 760-9611.

BONSO ELECTRONICS ANNOUNCES MANUFACTURING CONTRACTS
FOR FOUR NEW  PRODUCT CATAGORIES

     HONG KONG, January 10, 2001 - Bonso Electronics International Inc. (Nasdaq:BNSO) today announced receipt of manufacturing orders for four new product categories with initial shipments starting from January 2001 to March 2001.

     These new products, most of which will have multiple versions, include a
2.4 gigahertz cordless telephone, electronic pager, radar detector, and a global positioning system (GPS).

     "We are aggressively marketing our electronics contract manufacturing (ECM) capabilities in a focused effort to raise the level of our product line sophistication and value, while expanding our customer base," said Anthony So, chairman, president and CEO. "With these new contracts we have significantly enhanced our credibility in the telecommunications and electronics industries at a time when outsourcing of production is fueling double-digit growth of ECM vendors worldwide."

     The products will be manufactured in the Peoples Republic of China. Contract provisions prohibit the use of customer names and contract values at this time, Mr. So added.

About Bonso Electronics

     Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.

The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

BONSO ELECTRONICS REPORTS NET EARNINGS UP 244% AND SALES UP 93% FOR NINE MONTHS

     HONG KONG, January 22, 2001 - Bonso Electronics International Inc. (Nasdaq:BNSO) today reported net income of $2,763,000 on revenues of $22,019,000 for the nine months ended December 31, 2000, an increase of 244 percent and 93 percent, respectively, over earnings of $803,000 and revenues of $11,400,000 posted in the comparable 1999 period.

     Earnings per share of $0.50 in the nine months ended December 31, 2000, as compared to $0.26 for the same period in the prior year, reflects an 81 percent increase in weighted average shares outstanding due to the conversion of warrants and exercise of options during calendar 2000.

     Net income in the three months ended December 31, 2000 rose to $752,000, equal to $0.14 per share, compared to earnings of $181,000, or $0.06 per share, in the same 1999 quarter. Revenues increased to $6,417,000 over $3,542,000 last year.

     "Customer demand for our traditional products and services is stronger than ever, and we are continuing to discover business opportunities for new products within our sensor-based and telecommunications manufacturing services," said Anthony So, Chairman, President and CEO. "Our management team is up to the challenge, and we have additional factory capacity to continue growing."

About Bonso Electronics
     Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at HYPERLINK http://www.bonso.com ~www.bonso.com.


The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

BONSO ELECTRONICS INTERNATIONAL RETAINS RIVEL RESEARCH
FOR INSTITUTIONAL INVESTOR RELATIONS SERVICES

     HONG KONG, January 30, 2001 - Bonso Electronics International Inc. said today it has retained Rivel Research Group, Westport, Conn., for investor relations services that include identification of potential institutional investors.

     Rivel Research specializes in matching small cap companies with managers of investment portfolios with a total equity value less than $100 million (non-13f filers) through a structured communications program involving research, direct contact and cultivation of relationships with interested firms on behalf of clients.

     "Our corporate strengths and recent performance qualify Bonso for institutional investment consideration," said Anthony So, chairman, president and CEO of the company that has posted triple-digit growth in earnings during the first nine months of the current fiscal year. "Rivel Research has an impressive track record of communicating our kind of story to decision makers with predetermined interest in situations such as Bonso."

     Rivel Research maintains a proprietary database profiling portfolio managers whose holdings are not required to be reported to the SEC under Rule 13f of the Securities and Exchange Act of 1934, as amended, by virtue of equity holdings under $100 million. "These firms are not easy to find, yet they are more open to information about smaller companies and more likely to take a position than 13f filers," said Brian Rivel, President of Rivel Research Group.

     The initial phases of the program will take approximately three months. More information on Rivel Research and its methodology can be obtained at the company's web site, www.rivel.com

About Bonso Electronics

     Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at HYPERLINK http://www.bonso.com ~www.bonso.com.

Bonso USA contact: George OLeary (949) 760-9611

The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

BONSO ELECTRONICS DISTRIBUTES FIRST TIME DIVIDEND
OF 10 CENTS PER SHARE TO HOLDERS OF COMMON STOCK

     HONG KONG, March 2, 2001 - Bonso Electronics International, Inc. (NASDAQ:
BNSO) announced that on February 28, 2001, it distributed a dividend of 10 cents per common share to shareholders of record on January 31, 2001.

     This dividend is the first of its kind for the electronics contract manufacturing firm, which posted record revenues and profits for the nine months ended December 31, 2000.

     "Our current income position combined with an excellent cash flow influenced the Board of Directors to declare a cash dividend," said Anthony So, chairman, president and chief executive officer. "Any future decision as to dividend payments will be based on the wisest use of resources that first provides for our rapid growth needs."

     The company recently completed a major factory expansion to accommodate its entry into wireless communications product manufacturing and has the capacity to more than double its current revenues. "We do not foresee the need for any major capital investments for the remainder of the year, which enables us to focus attention on enhancing the value of shareholder investments," So said.

About Bonso Electronics

     Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at HYPERLINK http://www.bonso.com ~www.bonso.com.

Bonso USA contact: George O'Leary
Tel: (949) 760-9611
Fax: (949) 760-9607

The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

BONSO ELECTRONICS  INTERNATIONAL INC.
ANNOUNCES STOCK REPURCHASE PROGRAM FOR COMMON STOCK

HONG KONG--(BUSINESS WIRE)--March 8, 2001--Bonso Electronics International Inc. (Nasdaq:BNSO - news) announced today that the Company's Board of Directors has authorized the purchase of up to $1,000,000 of its outstanding shares of Common Stock from time-to-time in open market and in privately negotiated transactions.

Anthony So, the President and Chief Executive Officer of the Company, noted that the Board of Directors has taken this action because of the recent decline in the price of the Company's common stock. Mr. So noted that the Board of Directors believes that the common stock is undervalued and that the repurchase of shares at current levels should be beneficial to the Company's shareholders.

About Bonso Electronics

Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.

The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

For further information, please contact Unit 1106-1110, 11/F Star House 3 Salisbury Road Tsim Sha Tsui, Kowloon Hong Kong or the North America Company Contact, George O' Leary, 1919 Yacht Colinia, Newport Beach, CA 92660 USA Tel:
949/760-9611 Fax: 949/760-9607.

Bonso Electronics Announces Accreditation of ISO 9001: 2000 Certification

HONG KONG-- (BUSINESS WIRE)--March 14, 2001--Bonso Electronics International Inc. (Nasdaq:BNSO - news) today announced receipt of accreditation of ISO 9001:2000 certification from Det Norske Veritas Certification B.V., the Netherlands. The ISO 9001: 2000 certification was awarded to Bonso's two subsidiaries, Bonso Electronics Ltd. and Bonso Electronics (Shenzhen) Company Limited, the manufacturing plant.

These two subsidiaries first received the ISO 9001: 1994 certification on March 29, 1995 and have maintained this certification since that time. The new ISO 9001: 2000 version was first launched on December 15, 2000. The two subsidiaries are among the earliest recipients of this certification in Hong Kong and the Peoples Republic of China.

"`QUALITY FIRST, QUALITY MEANS OUR BUSINESS' defines the commitment that our Company has made to all of its customers" stated Anthony So, Chairman and CEO. "Our commitment to quality is carried throughout the entire Bonso organization. We are committed to meeting international standards including ISO 9001: 2000 and to continually improving the effectiveness of Bonso's quality management system," added Mr. So.

"Our strategy is to provide our customers with the highest quality products. In order to achieve this strategy, Bonso has committed to the continuous upgrading of its factory through investment in advanced machinery and new technology and training of its people," Mr. So stated.

About Bonso Electronics

Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.

The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

For further information, please contact Unit 1106-1110, 11/F Star House, 3 Salisbury Road Tsim Sha Tsui, Kowloon, Hong Kong or the North America Company
Contact: George O' Leary, 1919 Yacht Colinia, Newport Beach, CA 92660 USA Tel:
949/760-9611 Fax: 949/760-9607.

BONSO ELECTRONICS ANNOUNCES MANUFACTURING CONTRACT

HONG KONG--(BUSINESS WIRE)--March 22, 2001--Bonso Electronics International Inc (Nasdaq:BNSO - news) today announced that it received manufacturing orders for the production of over 500,000 units of family radio service (FRS) walkie-talkies with an order value of approximately $6 million(U.S.) from TriSquare Communications, Hong Kong. Production will start in late March and all products will ship before mid-June 2001.

"We are aggressively marketing our electronics manufacturing services (EMS) capabilities in a focused effort to raise the level of our product line sophistication and value, while expanding our customer base," said Anthony So, chairman, president and CEO. "With this new contract we have significantly enhanced our credibility in the telecommunications and electronics industries at a time when outsourcing of production is fueling double-digit growth of EMS vendors worldwide."

"The products will be manufactured under a worldwide famous brand; contract provisions prohibit the disclosure of this information at the time being," Mr. So added.

About Bonso Electronics

Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.

The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

For further information, please contact George O' Leary, 1919 Yacht Colinia, Newport Beach, CA 92660 USA Tel: 949/760-9611 Fax: 949/760-9607 or Bonso
Headquarters ,3 Salisbury Rd., Tsim Sha Tsui, Kowloon, Hong Kong Tel:
852-2605-5822 Fax: 852-2691-1724.

BONSO ELECTRONICS REPORTS 90% INCREASE IN NET SALES FOR THE FISCAL YEAR ENDED MARCH 31, 2001

HONG KONG--(BUSINESS WIRE)--March 30, 2001--Bonso Electronics International Inc. (Nasdaq:BNSO - news) today announced that its unaudited preliminary net sales figures show a 90% increase for the fiscal year ended March 31, 2001.

Net sales for this year will set a new record of approximately US$29.20 million, an increase of 90% compared to net sales of US$15.38 million for the fiscal year ended March 31, 2000. The Company also expects to have a significant improvement in net earnings compared to last year.

"Customer demand for our traditional sensor-based products and services is stronger than ever, and we are continuing to discover business opportunities for new products within our traditional and the new telecommunications manufacturing services," said Anthony So, Chairman, President and CEO. "Our management is encouraged by the strength of the contract manufacturing trend and customer acceptance of our capabilities. We have built a solid reputation of responding to a wide variety of customer concerns with speed, efficiency and flexibility."

About Bonso Electronics

Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.

The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of reporting financial results prior to completion of the Company's year end audit, future operations, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the Company's filings with the Securities and Exchange Commission.

For further information, please contact Cathy Pang in Hong Kong at Unit 1106-1110, 11/F Star House, 3 Salisbury Road, Tsim Sha Tsui, Kowloon Hong Kong
Tel: 011/852/2605/5822, or the North America Company Contact, George O' Leary, 1919 Yacht Colinia, Newport Beach, CA 92660 USA Tel: 949/760-9611 Fax:
949/760-9607.

BONSO ELECTRONICS SIGNS AGREEMENT TO ACQUIRE GERMAN DISTRIBUTOR OF  SCALES

     HONG KONG, April 26, 2001 - Bonso Electronics International, Inc. NASDAQ:
BNSO) today announced the acquisition of Korona Haushaltawaren, GmbH, a privately-owned distributor of household scales in Europe.

     Bonso will pay approximately $4 million (US) - two-thirds in cash and one-third in common shares with trading restrictions -- to purchase 100 percent ownership of the German firm , which had revenues of approximately $16 million
(US) in 2000. Korona has a significant share of the consumer scale market in Germany with additional sales in other countries in Europe. The definitive acquisition agreement has been signed by both parties and the closing is anticipated to occur in May and is subject to satisfactory execution of the conditions of closing.

     Headquartered in Moringen, Germany, Korona is noted for its innovative designs of bathroom and kitchen scales and has excellent "high-end" brand recognition in its geographic markets, according to Anthony So, chairman, president and CEO of Bonso. Mr. So further stated that " Korona's strong brand name, distibution network in Europe, management and products will be significant assets to Bonso"

     Bonso currently attributes approximately 70 percent of its total revenues to a variety of consumer, business and laboratory scales manufactured for OEM customers in the U.S. and Europe. "The acquisition of Korona will provide a significant impetus to our electronic scale business in terms of revenue growth, channel expansion and product portfolio," Mr. So said.

     Korona had a net loss of approximately $600,000 in 2000, caused by the unfavorable currency exchange rate impact of approximately $900,000 in that period, as the result of outsourcing manufacturing." Mr. So said. "We believe that our acquisition of Korona could result in significant cost savings and increased profitability in the future by taking advantage of our global sourcing and low cost manufacturing" About Bonso Electronics

     Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at HYPERLINK http://www.bonso.com ~www.bonso.com. CONTACT: USA ,George OLeary, 1919 Yacht Colinia, Newport Beach,CA 92660 Telephone: 949-760-9611, FAX 949-760-9607


     Hong Kong: Cathy Pang, 3 Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong.
Telephone: 011-852-2605-5822, FAX 011-852-2691-1724

The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

Bonso Closes Purchase of German Scale Distributor Announces Intent to Distribute Products In U.S.

HONG KONG--(BUSINESS WIRE)--May 15, 2001--Bonso Electronics International, Inc. (Nasdaq:BNSO - news) announced that it has closed on the acquisition of Korona Haushaltswaren, GmbH, ("Korona"), a distributor of household scales in Europe.

The acquisition will be effective as of May 1, 2001. Bonso has acquired 100 percent ownership of Korona, which is headquartered in Moringen, Germany.

The purchase price of approximately $4.13 million (US) was paid by the delivery of (i) 180,726 shares of Bonso's common stock and (ii) approximately $2.685 million (US) in cash. The shares are subject to trading restrictions under U.S. securities laws and by contract. Korona had revenues of approximately $16 million (US) in 2000. A definitive acquisition agreement between the two companies was announced on April 26, 2001.

The acquisition of Korona will enable Bonso, an OEM supplier of electronic scales for more than a decade, to actively distribute Korona's products, according to Anthony So, Chairman, President and CEO of Bonso. Bonso also distributes its own products under the brand names of Bonso and Modus. Bonso plans to establish distribution in the U.S. of selected Korona household products "that have consumer appeal and distinguished industrial design," Mr. So said.

Bonso has manufactured a portion of Korona's product line under an OEM agreement since 2000 and is very familiar with Korona's stature in Europe and its potential for wider global distribution, Mr. So added. We expect to have our products available in the U.S. in the fourth calendar quarter of 2001.

Korona's financial statements will be consolidated with Bonso's financial statements in future periods. Bonso revenues for the fiscal year ended March 31, 2001 were estimated at $29.2 million (US).

About Bonso Electronics

Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com www.bonso.com.

The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.